Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

October 12, 2016

VIA EDGAR

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ivy NextShares

1933 Act Registration No. 333-210814

1940 Act Registration No. 811-23155

Dear Ms. Fettig:

This letter responds to the comments that you conveyed to me on October 12, 2016 regarding pre-effective amendment no. 2 to the registration statement of Ivy NextShares (the “Trust”) filed with the Commission on October 11, 2016 on Form N-1A (the “Registration Statement”). The Registration Statement relates to three initial series – Ivy Focused Growth NextShares, Ivy Focused Value NextShares and Ivy Energy NextShares (each, a “Fund,” and collectively, the “Funds”).

For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.

1.	Comment:	Please add the Funds’ ticker symbols to the series and class information on Edgar.

	Response:	We have filed a Series and Class Update filing to include the ticker symbols for each Fund on Edgar.

2.	Comment:	Please confirm that the Funds’ independent registered public accountants have consented to use of their name where applicable.

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

October 12, 2016

	Response:	We hereby confirm that the Fund’s independent registered public accountants have reviewed the Registration Statement and have consented to the use of their name where they deem applicable.

3.	Comment:	Please file an updated exhibit to the investment advisory agreement to correctly list the fees charged to each Fund.

	Response:	We have filed an amended advisory agreement that correctly lists the fees charged to each fund as an exhibit to a subsequent pre-effective amendment.

*        *        *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copies to:	James O’Connor
Philip Shipp
Wendy Hills
Alan Goldberg